
March 23, 2023

Audrey Wong
General Counsel
indie Semiconductor, Inc.
32 Journey
Aliso Viejo, California 92656

> **Re: indie Semiconductor, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 14, 2023**
> **File No. 333-270539**

Dear Audrey Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing